Exhibit 4.1
Certificate No: [  ]
FGX International Holdings Limited
Incorporated under the BVI Business Companies Act, 2004
(The “Company”)
Authorised to issue 101,000,000 Shares of no par value
This is to certify that
[   ]
is the registered owner of
[eg. 100] (   ) share
No par value
in the Company in accordance with the Memorandum and Articles of Association of the Company and the BVI Business Companies Act of the British Virgin Islands.
Given under the Common Seal of the Company dated [   ].

Director